UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

460378201

(CUSIP Number)

Russell Kern, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 460378201

1.	Names of Reporting Persons. X-Master, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 12,799,295 [1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,799,295[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,295[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.7% [2]
14.	Type of Reporting Person (See Instructions) CO

[1]

Of the 12,799,295 shares of common stock, $.001 par value (“Common Shares”) reported, 53,334 Common Shares are held by the Reporting Person and 571,428 Common Shares are issuable upon conversion of shares of Series D Preferred Stock held by the Reporting Person. An additional 4,034,594 Common Shares are held by A. Semechkin, a total of 4,399,344 Common Shares are issuable upon conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 Common Shares are issuable upon the exercise of presently exercisable warrants held by A. Semechkin, and 349,666 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. An additional 178,398 Common Shares are held by R. Kern, and 267,602 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 450,073 Common Shares are issuable upon conversion of shares of Series G Preferred Stock held by AR Partners, LLC, of which the Reporting Person may also be deemed the indirect beneficial owner.

[2]

The calculation of the percentage is based on (i) 7,533,083 Common Shares outstanding as of January 21, 2019 (following the transaction reported herein), and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: a total of 5,420,845 Common Shares which are issuable upon the conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants, and 617,268 Common Shares issuable upon the exercise of options.

CUSIP No. 460378201

1.	Names of Reporting Persons. Andrey Semechkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 12,799,295 [3]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,799,295 [3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,295 [3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.7% [4]
14.	Type of Reporting Person (See Instructions) IN

[3]

Of the 12,799,295 Common Shares reported, 4,034,594 Common Shares are held by the Reporting Person, and a total of an additional 4,399,344 Common Shares are issuable upon conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock held by the Reporting Person, 2,497,856 Common Shares are issuable to the Reporting Person upon the exercise of presently exercisable warrants, and 349,666 Common Shares are issuable upon the exercise of options which are presently exercisable or which the Reporting Person has the right to exercise within 60 days. Additionally, 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 178,398 Common Shares are held by R. Kern, and 267,602 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 450,073 Common Shares are issuable upon conversion of shares of Series G Preferred Stock held by AR Partners, LLC, of which the Reporting Person may also be deemed the indirect beneficial owner.

[4]

The calculation of the percentage is based on (i) 7,533,083 Common Shares outstanding as of January 21, 2019 (following the transaction reported herein), and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: a total of 5,420,845 Common Shares which are issuable upon the conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants, and 617,268 Common Shares issuable upon the exercise of options.

CUSIP No. 460378201

1.	Names of Reporting Persons. Russell Kern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dual Citizen of the United States of America and of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 12,799,295 [5]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,799,295 [5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,295 [5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.7% [6]
14.	Type of Reporting Person (See Instructions) IN

[5]

Of the 12,799,295 Common Shares reported, 178,398 Common Shares are held by the Reporting Person, and 267,602 Common Shares are issuable upon the exercise of options which are presently exercisable or which the Reporting Person has the right to exercise within 60 days. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 4,034,594 Common Shares are held by A.

Semechkin and an additional 4,399,344 Common Shares are issuable upon conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 Common Shares are issuable upon the exercise of presently exercisable warrants held by A. Semechkin, and 349,666 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 495,297 Common Shares are issuable upon conversion of shares of Series G Preferred Stock held by AR Partners, LLC, of which the Reporting Person may also be deemed the indirect beneficial owner.

[6]

The calculation of the percentage is based on (i) 7,533,083 Common Shares outstanding as of January 21, 2019 (following the transaction reported herein), and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: a total of 5,420,845 Common Shares which are issuable upon the conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants, and 617,268 Common Shares issuable upon the exercise of options.

CUSIP No. 460378201

1.	Names of Reporting Persons. AR Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 12,799,295 [7]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,799,295 [7]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,295 [7]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.7% [8]
14.	Type of Reporting Person (See Instructions) CO

[7]

Of the 12,799,295 Common Shares reported, 450,073 Common Shares are issuable upon conversion of shares of Series G Preferred Stock held by the Reporting Person. 53,334 Common Shares are held by X-Master and 571,428 Common Shares are issuable upon conversion of shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 178,398 Common Shares are held by R. Kern, and 267,602 Common Shares are issuable upon the exercise of options which are presently exercisable or which R. Kern has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 4,034,594 Common Shares are held by A. Semechkin, 4,399,344 Common Shares are issuable upon conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock held by A. Semechkin, 2,497,856 Common Share are issuable upon the exercise of presently exercisable warrants held by A. Semechkin, and 349,666 Common Shares are issuable upon the exercise of options which are presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner.

[8]

The calculation of the percentage is based on (i) 7,533,083 Common Shares outstanding as of January 21, 2019 (following the transaction reported herein), and (ii) the following Common Shares that are issuable in the aggregate to the Reporting Persons: a total of 5,420,845 Common Shares which are issuable upon the conversion of shares of Series D Preferred Stock, Series G Preferred Stock and Series I-2 Preferred Stock, 2,497,856 Common Shares which are issuable upon the exercise of warrants, and 617,268 Common Shares issuable upon the exercise of options.

Amendment No. 21 to Schedule 13D

This Schedule 13D represents Amendment No. 21 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D originally filed with the Securities and Exchange Commission on January 9, 2009, and as amended by Amendments No. 1 through Amendment No. 20 to Schedule 13D, by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), Russell Kern (“R. Kern”), and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”). X-Master, A. Semechkin, R. Kern and AR Partners are each a “Reporting Person” and collectively, the “Reporting Persons”. Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D, as previously amended.

ITEM 1.	SECURITY AND ISSUER

The title of the class of equity securities to which this Schedule 13D relate is the Common Stock, par value $0.001 per share (sometimes referred to herein as “Common Shares”), of the Issuer.

The principal executive offices of the Issuer are located at 5950 Priestly Drive, Carlsbad, California 92008.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed on behalf of X-Master, Inc., a New Hampshire corporation. The principal business of X-Master, Inc. is to hold real estate and other assets and investments. The principal business address of X-Master, Inc. is 1 Overlook Drive, Unit 11, Amherst, New Hampshire 03031. During the last five years, X-Master, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed on behalf of AR Partners, LLC, a Delaware limited liability company. The principal business of AR Partners, LLC is to purchase and hold securities and other personal property. The principal business address of AR Partners, LLC is 5950 Priestly Drive, Carlsbad, CA 92008. During the last five years, AR Partners, LLC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed on behalf of Andrey Semechkin. Dr. Semechkin’s business address is 5950 Priestly Drive, Carlsbad, CA 92008. Dr. Semechkin is Director and sole shareholder of X-Master, Inc., and is the sole member of AR Partners, LLC. Dr. Semechkin is also a Director (Co-Chairman) and the Chief Executive Officer of International Stem Cell Corporation (the Issuer), with an address of 5950 Priestly Drive, Carlsbad, CA 92008. During the last five years, Dr. Semechkin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Semechkin is a citizen of Russia.

This statement is filed on behalf of Russell Kern (aka Ruslan Semechkin). Dr. Kern’s business address is 5950 Priestly Drive, Carlsbad, CA 92008. Dr. Kern is President of X-Master, Inc. and the sole manager of AR Partners, LLC. Dr. Kern is the Executive Vice President and Chief Scientific Officer and is also a Director of International Stem Cell Corporation (the Issuer), with an address of 5950 Priestly Drive, Carlsbad, CA 92008. During the last five years, Dr. Kern has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Kern is a dual citizen of Russia and the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information previously reported in Item 3 is supplemented with the following:

The purchases of Issuer Securities made by A. Semechkin and R. Kern since the most recent amendment to the Schedule 13D were made using personal fund of A. Semechkin and R. Kern, respectively.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons consummated the transactions described herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

(a) As of January 21, 2019, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 12,799,295 Common Shares. The Group Shares represent approximately 79.7% of the total number of shares of Common Shares outstanding as of January 21, 2019 (plus an aggregate of an additional 8,532,969 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 21, 2019, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 12,799,295 Common Shares. The Group Shares represent approximately 79.7% of the total number of shares of Common Shares outstanding as of January 21, 2019 (plus an aggregate of an additional 8,532,969 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 21, 2019, R. Kern, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 12,799,295 Common Shares. The Group Shares represent approximately 79.7% of the total number of shares of Common Shares outstanding as of January 21, 2019 (plus an aggregate of an additional 8,532,969 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 21, 2019, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 12,799,295 Common Shares. The Group Shares represent approximately 79.7% of the total number of shares of Common Shares outstanding as of January 21, 2019 (plus an aggregate of an additional 8,532,969 Common Shares which would be outstanding upon the conversion of the Series D, Series G, and Series I-2 Preferred Stock, exercise of warrants, and exercise of stock options that are held by the Reporting Persons, and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b) Number of shares as to which X-Master has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,799,295

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,799,295

Number of shares as to which A. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,799,295

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,799,295

Number of shares as to which R. Kern has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,799,295

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,799,295

Number of shares as to which AR Partners has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,799,295

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,799,295

(c) On January 21, 2019, A. Semechkin entered into a Note Conversion Agreement with the Issuer to convert a total of $1,048,638.89 (representing $1,000,000 of principal and $48,638.89 of accrued interest) under the promissory note issued to A. Semechkin on August 8, 2018 into a total of 599,222 Common Shares, representing a conversion price of $1.75 per share.

On December 3, 2018, R. Kern exercised a portion of a stock option, that had been granted to him on February 10, 2017, acquiring 1,800 Common Shares for $1.09 per share. R. Kern sold those 1,800 Common Shares in open market transactions on December 3, 2108 for $1.67 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Note Conversion Agreement contained in Item 5 (c) of this Amendment No. 21 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated March 6, 2019, by and among X-Master, Inc., Andrey Semechkin, Russell Kern and AR Partners, LLC.

Exhibit 2:	Note Conversion Agreement, dated January 21, 2019 (incorporated by reference to Exhibit 10.1 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 23, 2019).

Exhibit 3:	Registration Rights Agreement, dated January 8, 2016 (incorporated by reference to Exhibit 10.3 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on January 12, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2019	X-Master, Inc.

	By:	/s/ Russell Kern
	Name:	Russell Kern
	Title:	President

Andrey Semechkin

	By:	/s/ Andrey Semechkin
	Name:	Andrey Semechkin
	Title:	Self

Russell Kern

	By:	/s/ Russell Kern
	Name:	Russell Kern
	Title:	Self

AR Partners, LLC

	By:	/s/ Russell Kern
	Name:	Russell Kern
	Title:	Manager

Signature page to AMENDMENT NO. 21 TO SCHEDULE 13D – CUSIP Number 460378201